Exhibit 99.35

Volaris Reports April 2020 Traffic Results:

Schedule Reductions to Face COVID-19

Mexico City, Mexico. May 7, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reported April 2020 preliminary traffic results.

In April 2020, capacity measured by ASMs (Available Seat Miles) decreased by 82.4% vs the same period of last year, while demand measured by RPMs (Revenue Passenger Miles) decreased 81.8% year over year. Volaris transported a total of 307 thousand passengers during the month of April, a decrease of 83.4% year over year. Network-wide load factor for April 2020 was 87.4%.

These decreases were a result of the decline in demand of air travel services related to the virus SARS-CoV-2 (COVID-19) pandemic, which affected Volaris in the month of April, as announced in the capacity guidance issued by the Company.

On April 21st, 2020, the Mexican General Health Council announced "Phase 3" of the spread of the COVID-19, the most serious stage in Mexico, extending governmental restrictions to contain the COVID-19 until May 31, 2020. Going forward, Volaris announced a capacity reduction, as measured by available seat miles (ASMs) for the month of May 2020, of approximately 90% versus the originally scheduled capacity.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commenting on the traffic results for April 2020, said: “I am especially proud of the job of our ambassadors and their selfless attitude facing this unprecedented challenge. Volaris is taking crucial actions to prioritize the health of our ambassadors and customers while protecting the business. We are implementing decisive actions to mitigate the operational and financial impacts of COVID-19 pandemic by making deep schedule reductions for April and May, drastically reducing spending and carefully managing our liquidity position. We are not hesitating to make difficult decisions to ensure the long-term success of our airline.”

In addition, during April ”Avión Ayuda Volaris”, the program that encompasses the sustainability efforts of the airline, transported health equipment destined for professionals fighting COVID-19 in 14 different cities in Mexico, as well as ventilators aimed at preserving lives in Baja California.

The following table summarizes Volaris traffic results for the month and year to date.

	April 2020	April 2019	Variance	April YTD 2020	April YTD 2019	Variance
RPMs (in millions, scheduled & charter)
Domestic	271	1,259	(78.5%)	3,931	4,644	(15.4%)
International	48	493	(90.2%)	1,554	1,852	(16.1%)
Total	319	1,752	(81.8%)	5,485	6,496	(15.6%)
ASMs (in millions, scheduled & charter)
Domestic	293	1,444	(79.7%)	4,546	5,415	(16.1%)
International	72	628	(88.6%)	1,915	2,361	(18.9%)
Total	365	2,072	(82.4%)	6,461	7,776	(16.9%)
Load Factor (in %, scheduled)
Domestic	92.4%	87.1%	5.3 pp	86.5%	85.8%	0.7 pp
International	67.1%	78.7%	(11.6) pp	81.2%	78.6%	2.6 pp
Total	87.4%	84.6%	2.8 pp	84.9%	83.6%	1.3 pp
Passengers (in thousands, scheduled & charter)
Domestic	278	1,504	(81.6%)	4,507	5,508	(18.2%)
International	29	347	(91.6%)	1,077	1,305	(17.5%)
Total	307	1,851	(83.4%)	5,584	6,813	(18.0%)

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 32 and its fleet from four to 82 aircraft. Volaris offers more than 44 daily flight segments on routes that connect 21 cities in Mexico and 3 cities in the United States and Central America with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100